================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                         ------------------------------

                                 ORAPHARMA, INC.
                                (Name of Issuer)

                         ------------------------------

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                         ------------------------------

                                    68554E106
                                 (CUSIP Number)

                         ------------------------------

                              JOHN T. CRISAN, ESQ.
                                JOHNSON & JOHNSON
                           ONE JOHNSON & JOHNSON PLAZA
                         NEW BRUNSWICK, NEW JERSEY 08933
                            TELEPHONE: (732) 524-0400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                         ------------------------------

                                    Copy to:
                          ROBERT I. TOWNSEND, III, ESQ.
                            CRAVATH, SWAINE & MOORE
                                 WORLDWIDE PLAZA
                                825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000

                         ------------------------------

                                November 12, 2002
             (Date of Event Which Requires Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 68554E106
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(1)   NAMES OF REPORTING PERSONS
      JOHNSON & JOHNSON

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      I.R.S. I.D. # 22-1024240
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                     (a) (  )
                     (b) (  )
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                 (  )
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW JERSEY
--------------------------------------------------------------------------------
                                   (7)  SOLE VOTING POWER
                                        None
       NUMBER OF                   ---------------------------------------------
        SHARES                     (8)  SHARED VOTING POWER
     BENEFICIALLY                       3,540,697
       OWNED BY                    ---------------------------------------------
         EACH                      (9)  SOLE DISPOSITIVE POWER
       PERSON                           None
        WITH                       ---------------------------------------------
                                   (10) SHARED DISPOSITIVE POWER
                                        None
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,540,697
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      26.0%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
         CO
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          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Johnson & Johnson that it is the beneficial owner of any of the common stock of OraPharma, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of OraPharma, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 732 Louis Drive, Ste 2000, Warminster, PA 18974.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) The name of the person filing this statement is Johnson & Johnson, a New Jersey corporation ("Johnson & Johnson").

          (b) The address of the principal office and principal business of Johnson & Johnson is One Johnson & Johnson Plaza, New Brunswick, NJ 08933.

          (c) Johnson & Johnson is engaged in the manufacture and sale of a broad range of products in the healthcare field in many countries of the world. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Johnson &

Johnson's directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling Johnson & Johnson.

          (d) During the past five years, neither Johnson & Johnson nor, to Johnson & Johnson's knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither Johnson & Johnson nor, to Johnson & Johnson's knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Not applicable.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to the Stockholder Agreement, dated as of November 12, 2002 (the "Stockholder Agreement"), among Johnson & Johnson and certain stockholders of the Issuer set forth on Schedule A thereto (collectively, the "Stockholders"), Johnson & Johnson may be deemed to be the beneficial owner of 3,540,697 shares of Issuer Common Stock (collectively, the "Subject Shares"). Johnson & Johnson and the Stockholders entered into the Stockholder Agreement to induce Johnson & Johnson to enter into the Agreement and Plan of Merger, dated as of November 12, 2002 (the "Merger Agreement"), among Johnson & Johnson, Pivot Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson ("Merger Sub"), and the Issuer. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation in the Merger (the "Surviving Corporation") as a wholly owned subsidiary of Johnson & Johnson. In the Merger, each share of Issuer Common Stock will be converted into the right to receive $7.41 in cash, without interest. The Merger is subject to certain conditions. The descriptions of the Merger Agreement and the Stockholder Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

ITEM 4.   PURPOSE OF TRANSACTION

          (a)-(b) The Stockholder Agreement was entered into as a condition to the willingness of Johnson & Johnson to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer's stockholders required in connection with the Merger will be obtained. See the response to Item 3 for a more complete description of the Merger. Pursuant to the terms of the Stockholder Agreement, any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Stockholder Agreement and during the term of the Stockholder Agreement (including through the exercise of any stock options, warrants or similar instruments) will be subject to the Stockholder Agreement. Accordingly, any such acquisition of shares of capital stock of the Issuer by any Stockholder may result in Johnson & Johnson being deemed to acquire beneficial ownership of additional securities of the Issuer.

          (c) Not applicable.

          (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Merger Sub, until their resignation or removal or until their successors are duly elected and qualified. The existing directors of Merger Sub are Michael E. Sneed and John T. Crisan. The officers of the Surviving Corporation shall be the existing officers of Merger Sub, until their resignation or removal or until their respective successors are duly elected and qualified.

          (e) Other than as a result of the Merger described in Item 3 above, not applicable.

          (f) Not applicable.

          (g) Upon consummation of the Merger, the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as set forth in Exhibit 3 to this statement on Schedule 13D, which is incorporated herein by reference, and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended. Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until thereafter changed or amended.

          (h) - (i) Upon consummation of the Merger, the Issuer Common Stock will be delisted from The Nasdaq Stock Market Inc. and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

          (j) Other than as described above, Johnson & Johnson currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Johnson & Johnson reserves the right to develop such plans).


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b) As a result of the Stockholder Agreement, Johnson & Johnson may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares constitute approximately 26.0% of the issued and outstanding shares of Issuer

Common Stock, based on the Issuer's representation in the Merger Agreement that there were 13,633,886 shares of Issuer Common Stock issued and outstanding at the close of business on November 8, 2002.

          Pursuant to the Stockholder Agreement, the Stockholders have agreed, among other things, (i) to vote the Subject Shares (and any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Stockholder Agreement and during the term of the Stockholder Agreement) in favor of (a) the adoption of the Merger Agreement, (b) the approval of the Merger and (c) the approval of the other transactions contemplated by the Merger Agreement, (ii) to vote the Subject Shares (and any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Stockholder Agreement and during the term of the Stockholder Agreement) against (a) any merger agreement or merger (other than the Merger Agreement and the Merger) or similar transaction and (b) any proposal or transaction that would impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement,
(iii) not to sell, transfer, pledge, assign or otherwise dispose of any Subject Shares or enter into any arrangement with respect to the sale, transfer, pledge, assignment or other disposition of such Subject Shares and
(iv) not to enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares. Further, by their execution of the Stockholder Agreement, each Stockholder has irrevocably appointed Johnson & Johnson and Robert O'Neil, Vice President, Business Development, Consumer and Personal Care Group of Johnson & Johnson, Michael E. Sneed, President, Personal Products Company, Division of McNeil-PPC, Inc. and John T. Crisan, Assistant General Counsel of Johnson & Johnson, and any individual who shall thereafter succeed any of them, and each of them individually, and any individual designated in writing by any of them, as his or her proxy and attorney-in-fact (the "Attorney"). The name of each Stockholder and the number of Subject Shares beneficially owned by each Stockholder are set forth in Schedule A to the Stockholder Agreement, which is attached as Exhibit 2 hereto.

          In exercising its right to vote the Subject Shares as proxy and attorney-in-fact of the Stockholders, the Attorney's rights are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares, (i) in favor of approval and adoption of the Merger and the Merger Agreement, (ii) against any Takeover Proposal (as such term is defined in the Merger Agreement) and (iii) against any other proposal or transaction that would impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement. The Stockholders may vote the Subject Shares on all other matters.

          In addition to the voting arrangements described above, the Stockholder Agreement contains provisions (the "profit recoupment provisions") pursuant to which (i) in the event that a termination fee becomes unconditionally payable by the Issuer to Johnson & Johnson pursuant to the terms of the Merger Agreement, each Stockholder is required to pay to Johnson & Johnson 50% of all profit (determined in accordance with the Stockholder Agreement) of such Stockholder, solely in his capacity as a stockholder of the Issuer, from the consummation of any Takeover Proposal, such amount payable immediately following the consummation of any Takeover Proposal and (ii) in the event that, prior to the consummation of the Merger, a Takeover Proposal shall have been made to the Issuer or with respect to the Issuer, the Merger shall have been consummated and Johnson & Johnson for any reason shall have increased the amount payable to stockholders of the Issuer in connection with the Merger above the amount contemplated by the Merger Agreement as in effect on November 12, 2002 (the "Original Merger Consideration"), each Stockholder is required to pay Johnson & Johnson an amount equal to the product of (x) the number of Subject Shares beneficially owned by such Stockholder and (y) 50% of the excess, if any of (I) the per share consideration received by the Stockholder as a result of the consummation of the Merger, pursuant to the Merger Agreement as in effect on the date of such consummation, over (II) the Original Merger Consideration.

          The Stockholder Agreement (other than the profit recoupment provisions) terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms of the Merger Agreement and (ii) the date of termination of the Merger Agreement and (iii) at the option of any Stockholder, the execution or granting of any amendment, modification, change or waiver with respect to the Merger Agreement subsequent to the date of the Stockholder Agreement that results in any decrease in the price to be paid per share for the shares of Issuer Common Stock or any change in the form of consideration to be used to purchase the shares of Issuer Common Stock that results in a reduction of the amount of cash to be paid for the Issuer Common Stock. In the event that the Merger Agreement is terminated under circumstances where Johnson & Johnson is or may become entitled to receive a termination fee from the Issuer pursuant to the terms of the Merger Agreement, the profit recoupment provisions survive the termination of the Stockholder Agreement until the earlier to occur of (i) the 12-month anniversary of the termination of the Merger Agreement in the event that the termination fee does not become unconditionally payable before such date or (ii) with respect to any Stockholder, the date on which any amounts payable by such Stockholder to Johnson & Johnson are paid in full. With respect to any Stockholders, in the event that the Merger is consummated under circumstances where Johnson & Johnson is entitled to receive payment from such Stockholder as described in clause (ii) of the immediately preceding paragraph, the profit recoupment provisions survive the consummation of the Merger until the date on which any amounts payable by such Stockholder to Johnson & Johnson are paid in full.

          (c) Neither Johnson & Johnson nor, to the knowledge of Johnson & Johnson, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Johnson & Johnson, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

          The following documents are filed as exhibits:


        EXHIBIT
        NUMBER                                 EXHIBIT NAME
       --------                                ------------

          1. Agreement and Plan of Merger dated as of November 12, 2002, among Johnson & Johnson, a New Jersey corporation, Pivot Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson, and OraPharma, Inc., a Delaware corporation.

          2. Stockholder Agreement dated as of November 12, 2002, among Johnson & Johnson, a New Jersey corporation, and certain stockholders of OraPharma, Inc., a Delaware corporation.

          3.        Form of Certificate of Incorporation of the Surviving
                    Corporation.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              JOHNSON & JOHNSON,

                                                 by  /s/  Michael H. Ullmann
                                                   -----------------------------
                                                   Name:  Michael H. Ullmann
                                                   Title: Secretary




Dated:  November 21, 2002

                                                                   EXHIBIT INDEX



       EXHIBIT
        NUMBER                           EXHIBIT NAME
       --------                          ------------

          1. Agreement and Plan of Merger dated as of November 12, 2002, among Johnson & Johnson, a New Jersey corporation, Pivot Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson, and OraPharma, Inc., a Delaware corporation.

          2. Stockholder Agreement dated as of November 12, 2002, among Johnson & Johnson, a New Jersey corporation, and certain stockholders of OraPharma, Inc., a Delaware corporation.

          3.        Form of Certificate of Incorporation of the Surviving
                    Corporation.

                                                                      SCHEDULE A




          The following is a list of the directors and executive officers of Johnson & Johnson, setting forth the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.


BOARD OF DIRECTORS OF JOHNSON & JOHNSON


                                             PRESENT PRINCIPAL
NAME                      POSITION           OCCUPATION                    BUSINESS ADDRESS
----                      --------           ----------                    -----------------
Gerard N. Burrow          Director           President and Chief           Johnson & Johnson
                                             Executive Officer, Sea        One Johnson & Johnson Plaza
                                             Research Foundation           New Brunswick, NJ  08933

James G. Cullen           Director           Retired President and         Johnson & Johnson
                                             Chief Operating Officer,      One Johnson & Johnson Plaza
                                             Bell Atlantic                 New Brunswick, NJ  08933
                                             Corporation

Robert J. Darretta        Director           Executive Vice President,     Johnson & Johnson
                                             Finance and Information       One Johnson & Johnson Plaza
                                             Management; Member,           New Brunswick, NJ  08933
                                             Executive Committee

M. Judah Folkman          Director           Senior Associate in           Johnson & Johnson
                                             Surgery and Director,         One Johnson & Johnson Plaza
                                             Surgical Research             New Brunswick, NJ  08933
                                             Laboratory, Children's
                                             Hospital; Andrus Professor
                                             of Pediatric Surgery and
                                             Professor of Cell Biology,
                                             Harvard Medical School,
                                             Department of Surgery

Ann D. Jordan             Director           Former Director, Social       Johnson & Johnson
                                             Services Department,          One Johnson & Johnson Plaza
                                             Chicago Lying-In              New Brunswick, NJ  08933
                                             Hospital, University of
                                             Chicago Medical Center

Arnold G. Langbo          Director           Retired Chairman of the       Johnson & Johnson
                                             Board and Chief               One Johnson & Johnson Plaza
                                             Executive Officer,            New Brunswick, NJ  08933
                                             Kellogg Company

James T. Lenehan          Vice               Vice Chairman, Board of       Johnson & Johnson
                          Chairman,          Directors; President;         One Johnson & Johnson Plaza
                          Board of           Member, Executive             New Brunswick, NJ 08933
                          Directors          Committee
                          and Director


                                        8



                                             PRESENT PRINCIPAL
NAME                      POSITION           OCCUPATION                    BUSINESS ADDRESS
----                      --------           ----------                    -----------------

Leo F. Mullin             Director           Chairman and Chief            Johnson & Johnson
                                             Executive Officer, Delta      One Johnson & Johnson Plaza
                                             Air Lines, Inc.               New Brunswick, NJ  08933

David Satcher             Director           Director, National            Johnson & Johnson
                                             Center for Primary Care       One Johnson & Johnson Plaza
                                                                           New Brunswick, NJ  08933

Henry B. Schacht          Director           Chairman of the Board,        Johnson & Johnson
                                             Lucent Technologies Inc.      One Johnson & Johnson Plaza
                                                                           New Brunswick, NJ  08933

Maxine F. Singer          Director           President of the Carnegie     Johnson & Johnson
                                             Institution of                One Johnson & Johnson Plaza
                                             Washington                    New Brunswick, NJ  08933

John W. Snow              Director           Chairman, President and       Johnson & Johnson
                                             Chief Executive Officer,      One Johnson & Johnson Plaza
                                             CSX Corporation               New Brunswick, NJ  08933

William C.                Chairman,          Chairman, Board of            Johnson & Johnson
Weldon                    Board of           Directors; Chairman,          One Johnson & Johnson Plaza
                          Directors          Executive Committee           New Brunswick, NJ 08933

Robert N. Wilson          Senior Vice        Senior Vice Chairman,         Johnson & Johnson
                          Chairman,          Board of Directors            One Johnson & Johnson Plaza
                          Board of                                         New Brunswick, NJ  08933
                          Directors
                          and Director

                                                                      SCHEDULE A



EXECUTIVE OFFICERS OF JOHNSON & JOHNSON



NAME                          POSITION
----                          --------

Robert J. Darretta            Member, Executive Committee;
                              Member, Board of Directors;
                              Executive Vice President,
                              Finance and Information Management;
                              Chief Financial Officer

Russell C. Deyo               Member, Executive Committee; Vice
                              President, Administration

Michael J. Dormer             Member, Executive Committee;
Citizenship:                  Worldwide Chairman, Medical
United Kingdom                Devices Group

Roger S. Fine                 Member, Executive Committee; Vice
                              President, General Counsel

Colleen A. Goggins            Member, Executive Committee;
                              Worldwide Chairman, Consumer &
                              Personal Care Group

JoAnn Heffernan Heisen        Member, Executive Committee; Vice
                              President, Chief Information Officer

James T. Lenehan              Vice Chairman, Board of Directors;
                              Member, Executive Committee;
                              President

Brian D. Perkins              Member, Executive Committee;
                              Worldwide Chairman, Consumer
                              Pharmaceuticals & Nutritionals
                              Group

Per A. Peterson, M.D.,        Member, Executive Committee;
Ph.D.                         Chairman, Research & Development
                              Pharmaceuticals Group

Christine A. Poon             Member, Executive Committee;
                              Worldwide Chairman,
                              Pharmaceuticals Group

William C. Weldon             Chairman, Board of Directors;
                              Chief Executive Officer; Chairman,
                              Executive Committee





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